

Mail Stop 3720

July 30, 2009

Mr. Cesar Ribeiro
Senior Vice President, Chief Financial Officer and Treasurer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, New Jersey 07052

> **RE: Lincoln Educational Services Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-51371**

Dear Mr. Ribeiro:

        We have reviewed your supplemental response dated July 17, 2009 and have the following comments.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 41

1.   We note your response to prior comment one in our letter dated June 25, 2009. Since a quoted market price for each reporting unit is not available, please tell us why the market capitalization approach is an appropriate method under SFAS 142. It is not appropriate to utilize your market capitalization to determine the

fair value of each reporting unit under SFAS 142. In your response, you stated that your schools are your reporting units. Please identify the schools that are your reporting units because we note a discrepancy in the use of the word "school" within Form 10-K and also your website. Please disclose the allocation of goodwill to each reporting unit as well as any changes for the periods presented. Please tell us and provide the disclosures required by paragraphs 44 to 47 of SFAS 142, as applicable.

Notes to Consolidated Financial Statements

14. Segment Reporting, page F-25

2.   We note your response to prior comment five in our letter dated June 25, 2009. Please identify your operating segments and tell us how they were determined. We note that your "educational programs are designed to produce a pre-tax margin ranging from 30% to 35%." In addition to the analysis of paragraphs 17.a through 17.e that you have provided, please provide us with an analysis that includes historical and projected revenues, gross margins, and gross margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if margin is decreasing for one operation and increasing for another). Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

Please tell us how you have determined that you have similar production processes and methods to provide your education services when the educational curricula are as widely disparate as hospitality (culinary arts), automotive technology, business and information technology, skilled trades, health sciences, etc. We would anticipate that the facilities and classrooms, method of delivery of instructional materials and course work would vary significantly from one program to the next. Your statement that similar administrative activities are provided is not indicative that these programs or schools are similar.

Furthermore, please provide the staff with all reports that are provided to your chief operating decision maker (CODM). We further note from your response that your chief operating decision makers are your executive management team. Please identify for us the members of your executive management team with specific reference to paragraph 12 of SFAS 131. Also tell us why each reporting unit management is not considered a chief operating decision maker under paragraphs 12-15 of SFAS 131.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K

Stock Incentives, page 11

3.   We note your response to comment 10 from our letter dated June 25, 2009.
        Please confirm that, in future filings, you will not just list the factors considered,
        but will also discuss how the compensation committee considered the factors and
        why it determined to award the specific equity incentives to each named
        executive officer.

                                    *   *   *   *

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. Please furnish a
letter that keys your responses to our comments and provides any requested information.
Detail letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or
Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions
regarding comments on the financial statements and related matters. Please contact Scott
Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at
(202) 551-3350, or me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        Larry Spirgel
                                                        Assistant Director